SECU 09040171 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 02 2009

Washington, DC 110

SEC FILE NUMBER
8- 17737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hazlett, Burt & Watson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline Street
(No. and Street)

Wheeling	WV	26003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy M. Bidwell (304) 233-3312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bodkin Wilson & Kozicki PLLC
(Name – *if individual, state last, first, middle name*)

32 - 20th Street	Wheeling	WV	26003
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
SUSAN L. WEISENBORN
HAZLETT BURT & WATSON, INC.
1300 Chapline Street
Wheeling, WV 26003
My Commission Expires February 18, 2018

Signature

Executive Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAZLETT, BURT & WATSON, INC.
TABLE OF CONTENTS
DECEMBER 31, 2008 AND 2007

	Page
Independent Auditor's Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Shareholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-12
Supplementary Information:	
Computation of Net Capital Utilizing the Basic Method Under Rule 15c3-1 of the Securities Exchange Act of 1934	13
Computation for Determination of Reserve Requirements in Support of Special Reserve Bank Account for the Exclusive Benefit of Customers Under Rule 15c3-3 of the Securities Exchange Act of 1934	14
Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934	15
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5	16-17

BODKIN WILSON & KOZICKI PLLC
CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

Janet L. Roset, CPA
Michael N. Deemer, CPA
Nancy Gwynn, CPA
Brendan T. Welsh, CPA, MSA
Doreen M. DeMeter, CPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia 26062

304 748-5550
Fax 304 748-5551

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

We have audited the accompanying statements of financial condition of Hazlett, Burt & Watson, Inc., as of December 31, 2008 and 2007, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc., as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bodkin Wilson & Kozicki PLLC

Wheeling, West Virginia,
February 25, 2009.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash	$ 210,698	$ 233,766
Receivable from officers and employees	84,645	186
Deposits with clearing organizations and others	95,000	220,721
Firm trading account, at market value	973,978	833,245
Firm investment account:		
Marketable, at market value	3,836,728	5,259,930
Not readily marketable, at estimated fair value	100,355	1,916,723
Due from affiliates	638,614	3,175
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $327,846 and $315,938, respectively	106,736	93,533
Real estate and improvements at cost, less accumulated depreciation of $93,503 and $82,814, respectively	208,721	219,409
Other assets	729,984	848,487
	$ 6,985,459	$ 9,629,175

LIABILITIES AND SHAREHOLDER'S EQUITY

	2008	2007
Liabilities:		
Accounts payable and accrued liabilities	$ 826,387	$ 1,054,113
Shareholder's equity:		
Capital stock, $1.6667 par value, 250,000 shares authorized; 203,500 shares outstanding in 2008 and 2007	$ 339,173	$ 339,173
Less - Treasury stock, 2,000 shares in 2008 and 2007	(3,333)	(3,333)
Capital in excess of par value	400,754	400,754
Retained earnings	5,422,478	7,838,468
	$ 6,159,072	$ 8,575,062
	$ 6,985,459	$ 9,629,175

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:		
Commissions on security transactions	$ 803,928	$ 1,149,275
Fee based brokerage revenues	-	416,709
Investment advisory revenues	2,510,845	2,194,673
Income on firm trading and investments	1,798,415	2,222,279
Insurance and annuities	645,027	201,037
Interest and dividends	187,903	416,201
Miscellaneous fees and other income	1,167,488	1,120,046
Unrealized depreciation in the value of firm investment and trading accounts	(2,704,564)	(1,174,513)
	$ 4,409,042	$ 6,545,707
EXPENSES:		
Employee compensation and benefits	$ 2,342,337	$ 2,563,114
Commissions	2,206,192	2,157,288
Communications and data processing	186,942	440,824
Interest	2,069	27,913
Rent and maintenance	149,942	175,580
Depreciation	51,911	52,218
General, administrative and other expenses	742,639	748,903
	$ 5,682,032	$ 6,165,840
Net income (loss)	$ (1,272,990)	$ 379,867
Earnings per share based upon net income (loss)	$ (6.26)	$ 1.87

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Capital Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock	
	Shares	Dollars			Shares	Dollars
Balance, December 31, 2006	203,500	$ 339,173	$ 400,754	$ 8,783,301	2,000	$ (3,333)
Net income for the year ended December 31, 2007				379,867		
Distribution to shareholder during the year ended December 31, 2007				(1,324,700)		
Balance, December 31, 2007	203,500	$ 339,173	$ 400,754	$ 7,838,468	2,000	$ (3,333)
Net loss for the year ended December 31, 2008				(1,272,990)		
Distribution to shareholder during the year ended December 31, 2008				(1,143,000)		
Balance, December 31, 2008	**203,500**	**$ 339,173**	**$ 400,754**	**$ 5,422,478**	**2,000**	**$ (3,333)**

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008		2007
Cash Flows from Operating Activities:				
Cash received from brokerage operations	$	6,782,446	$	7,676,155
Interest and dividends received		187,903		416,201
Cash paid to suppliers and employees		(5,714,534)		(5,055,792)
Interest paid		(2,069)		(27,913)
Cash paid to others - net		(739,704)		(748,903)
Net cash provided by operating activities	$	514,042	$	2,259,748
Cash Flows from Investing Activities:				
Payment for purchase of equipment	$	(57,360)	$	(42,362)
Purchase of investments securities		(139,913)		(1,635,456)
Proceeds from sale of investment securities		803,163		1,055,793
Net cash provided (used) by investing activities	$	605,890	$	(622,025)
Cash Flows from Financing Activities:				
Distributions to shareholder	$	(1,143,000)	$	(1,324,700)
Payment of short term borrowing		-		(690,000)
Net cash used by financing activities	$	(1,143,000)	$	(2,014,700)
Net decrease in cash	$	(23,068)	$	(376,977)
Cash at beginning of year		233,766		610,743
Cash at end of year	$	210,698	$	233,766
Reconciliation of Net Income to Net Cash Flows from Operating Activities:				
Net income	$	(1,272,990)	$	379,867
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		51,911		52,218
Loss on disposal of fixed asset		2,935		-
(Increase) decrease in:				
Net receivables - customers		-		2,146,782
Other assets		34,044		(177,639)
Due from affiliates		(635,439)		120,105
Trading securities		(140,734)		(604,200)
Investment securities, net		2,576,320		18,110
Deposits with clearing organizations and others		125,721		(85,000)
Increase (decrease) in:				
Net payables to broker-dealers and clearing organizations		-		70,957
Accounts payable and accrued liabilities		(227,726)		338,548
Net cash provided by operating activities	$	514,042	$	2,259,748

The accompanying notes are an integral part of these statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange (NYSE) and the Financial Industry Regulatory Authority (FINRA). In May 2006, the Company formed Security Capital Management (SCM). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements are presented using the accrual method of accounting.

Security Transaction Accounting – Firm securities transactions effected in the firm investment account are recorded on a trade date basis. All other firm proprietary and customer security transactions along with related commission revenues and expenses are recorded on a settlement date basis. Settlement is generally required on the third business day following the trade date.

Firm Trading and Investment Accounts – Financial instruments are recorded at fair value in accordance with FASB Statement No. 157. Changes in unrealized appreciation or depreciation on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Depreciation – Depreciation on real estate and improvements, furniture, equipment and leasehold improvements is provided using various methods over their estimated useful lives of five to thirty nine years.

Statement of Cash Flows – For purposes of the statement of cash flows, cash as presented on the statement, represents cash in banks. It does not include cash and money market funds held in brokerage accounts within the firm investment account.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassifications – Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

3. Earnings Per Share

Earnings per share are calculated based upon the weighted average number of shares issued during 2008 and 2007. There are no common stock equivalents.

4. Lease Commitments

The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2009 through 2013. Certain existing leases contain renewal options. Minimum lease payments under these operating leases are as follows:

2009	$	94,437
2010		53,154
2011		26,251
2012		22,607
2013		8,883
	$	205,332

5. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule requires that the ratio of aggregate indebtedness to net capital not exceed 15 to one. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was approximately .20 to one and net capital, as computed in accordance with Rule 15c3-1, was $4,139,661 as compared to a minimum net capital requirement of $250,000.

6. Employee Benefits

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution was $91,251 for 2008 and $79,979 for 2007 and is included in the Company's total contribution. The Company's total contribution was $296,868 for 2008 and $329,719 for 2007.

7. Payable to Banks

The Company maintains a line of credit at a local bank in the amount of $200,000. As of December 31, 2008, the Company had not drawn on the available credit. This line of credit is unsecured, is payable on demand and carries an interest rate of 4%.

8. Income Taxes

The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder. (See Note 11).

9. Firm Trading and Investment Accounts

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related cost and unrealized appreciation (depreciation) are as follows:

	2008		2007	
	Firm Trading	Investment	Firm Trading	Investment
Cost	$ 843,002	$ 2,010,164	$ 949,422	$2,298,018
Fair Value	973,978	3,937,083	833,245	7,176,653
Unrealized Appreciation (Depreciation)	$ 130,976	$ 1,926,919	$ (116,177)	$ 4,878,635

Gross realized gains from the sale of investing securities were $375,391 in 2008 and $1,042,887 in 2007 which is included in Income on Firm Trading and Investments.

10. Fair Value

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

10. Fair Value (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

Fair Value Measurements on a Recurring Basis
As of December 31, 2008

	Level 1	Level 2	Level 3	Total
Firm trading account:				
U.S. government and agency	$ 20	$ -	$ -	$ 20
Corporate and other debt	1,010	-	-	1,010
State and municipal debt	149,908	-	-	149,908
Equities	573,040	250,000	-	823,040
Firm investment account:				
Cash and money market	1,253,346	-	-	1,253,346
Corporate and other debt	-	-	60,000	60,000
Equities	2,583,382	-	40,355	2,623,737
	$ 4,560,706	$ 250,000	$ 100,355	$ 4,911,061

Level 3 Financial Assets and Liabilities
Year Ended December 31, 2008

	Beginning Balance	Purchases, Issuances and Settlements	Ending Balance
Firm investment account:			
Financial instruments owned	$ 40,205	$ 60,150	$ 100,355

11. Related Party Transactions

During 1999 a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Co. Security National Trust Co. is a national nondepository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Co. are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. As of December 31, 2008 and 2007, Hazlett, Burt & Watson, Inc. is owed $636,375 and $-0- from HB&W, Inc.

11. Related Party Transactions (Continued)

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services at cost and leases office space to Security National Trust Co. in the Wheeling, West Virginia office. The terms of the lease require Security National Trust Co. to pay $30,000 per year for the period January 1, 2005 through December 31, 2009. As of December 31, 2008 and 2007, Hazlett, Burt & Watson, Inc. is owed $2,239 and $3,175 from Security National Trust Co.

Security National Trust Co. acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Co. charges the standard and customary fees for providing these services.

Security National Trust Co. maintains a line of credit at Hazlett, Burt & Watson, Inc. in the amount of $500,000. As of December 31, 2008, Security National Trust Co. had not drawn on the available credit. This line of credit is unsecured, is payable on demand and carries an interest rate of prime less 1%.

12. Financial Instruments with Off -Balance-Sheet Risk

On September 12, 2007, the Company converted its operations from a self clearing model to a fully disclosed arrangement. Subsequent to becoming a fully disclosed broker, the Company's brokerage activities involve the trading, execution and settlement of various customer and firm securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Prior to becoming a fully disclosed broker the Company's customer (including margin) and broker activities involved the execution, settlement, and financing of various customer securities transactions. Those activities also exposed the Company to off-balance-sheet risk in the event the customer or other broker was unable to fulfill its contracted obligations and the Company had to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities were transacted on either a cash or margin basis. In margin transactions, the Company extended credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In the event the customer failed to satisfy its obligations, the Company could have been required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company sought to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitored required margin levels daily and, pursuant to such guidelines, required the customer to deposit additional collateral, or reduced excess positions, when necessary.

12. Financial Instruments with Off -Balance-Sheet Risk (continued)

The Company's customer financing and securities settlement activities required the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty would have been unable to meet its contractual obligation to return customer securities pledged as collateral, the Company might have been exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controlled this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company established credit limits for such activities and monitored compliance on a daily basis. (See Note 17).

13. Concentrations of Credit Risk

The Company currently maintains operations in Wheeling and Vienna, West Virginia and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

14. Commitments

As of December 31, 2004 the Company had entered into employment agreements with certain employees. The initial agreements expire on December 31, 2008 and automatically renew for an additional one year period at the end of each year. In the event employment is terminated (other than voluntarily by the employee or by the Company for cause in all agreements or upon disability in one of the agreements), the Company is committed to pay various benefits, including monthly severance of not more than $35,000 per month. The benefits are to be paid from the date of termination over varying lengths of time in accordance with the terms of each agreement.

15. Deposits with Clearing Organizations and Others

Included in "Deposits with Clearing Organizations and Others" are deposits with clearing organizations in the amount of $95,000, consisting of $92,917 in cash and $2,083 in preferred stock, as of December 31, 2008. As of December 31, 2007 the Company had deposits in the amount of $110,721, consisting of $92,917 in cash, $2,083 in preferred stock and $15,721 in common stock.

16. Exchange Membership

In March 2006, the New York Stock Exchange, Inc. merged with a publicly traded company to form a new organization. As a result of this merger, the Company's membership on the New York Stock Exchange was exchanged for $300,000 cash and 80,177 restricted shares of the newly formed company. Since that time, this new company merged with a European stock exchange to form NYSE Euronext.

In May 2006, the Company participated in a limited secondary offering of these shares. In that offering, 12,946 shares of the restricted stock were sold for proceeds of approximately $780,000.

In 2007, previously restricted shares totaling 40,506 of NYSE Euronext became unrestricted and 13,000 shares were sold for proceeds of approximately $1,055,000. As of December 31, 2007, the Company held 27,506 unrestricted shares and 26,725 restricted shares of NYSE Euronext.

In 2008, previously restricted shares totaling 26,725 of NYSE Euronext became unrestricted and 6,000 shares were sold for proceeds of approximately $381,343. As of December 31, 2008, the Company held 48,231 unrestricted shares of NYSE Euronext.

17. Significant Accounting Changes

On September 12, 2007 the Company changed software providers for back-office operations and elected to become a fully-disclosed broker, rather than remaining a self-clearing broker. Under the former self-clearing arrangement, the Company cleared substantially all customer trades as a direct member of the Depository Trust Company (DTC). As a fully-disclosed broker, the Company closed its DTC membership, and contracted with National Financial Services (NFS) to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. This change required all customers who maintain margin balances to execute a new margin agreement with NFS, and the final result of this change, is that the Company no longer reflects any receivables or liabilities for customer accounts in its financial statements. Further, the Company no longer carries receivables from and payables to broker-dealers and clearing organizations.

18. Risks and Uncertainties

The Company has significant investments in various securities. Investments in these securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially effect the amounts reported in the Statements of Financial Condition.

HAZLETT, BURT & WATSON, INC.
COMPUTATION OF NET CAPITAL UTILIZING THE BASIC METHOD
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

Total shareholder's equity	$	6,159,072
Less - Non allowable assets:		
Receivables from non-customers	$	20,000
Securities owned not readily marketable		100,355
Other deductions and/or charges		474
Investment in and receivable from affiliate		638,614
Property, furniture and equipment		315,457
Prepaid expenses and other assets		149,062
Total nonallowable assets	$	1,223,962
Less - Capital charges:		
Percentage charge on market value of securities in trading and investment accounts and undue concentrations		795,449
Total nonallowable assets and capital charges	$	2,019,411
Adjusted net capital	$	4,139,661
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	826,387
Aggregate indebtedness	$	826,387
Aggregate indebtedness as a percentage of adjusted net capital		20%
Reconciliation with Hazlett, Burt & Watson, Inc. calculation:		
Net capital, as reported in the Company's Part II Focus Report	$	4,159,661
Undue concentration adjustment		(20,000)
Net capital per above	$	4,139,661

HAZLETT, BURT & WATSON, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
IN SUPPORT OF SPECIAL RESERVE BANK ACCOUNT FOR THE
EXCLUSIVE BENEFIT OF CUSTOMERS UNDER RULE 15c3-3
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

On September 12, 2007, Hazlett, Burt & Watson, Inc. became an introducing broker dealer, and is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.

HAZLETT, BURT & WATSON, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

On September 12, 2007, Hazlett, Burt & Watson, Inc. became an introducing broker dealer, and is exempt under Rule 15c3-3-k(2)(ii) and is not subject to the possession or control requirements.

BODKIN WILSON & KOZICKI PLLC
CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

Janet L. Roset, CPA
Michael N. Deemer, CPA
Nancy J. Gwynn, CPA
Brendan T. Welsh, CPA, MSA
Doreen M. DeMeter, CPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia
26062

304 748-5550
Fax 304 748-5551

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

In planning and performing our audit of the financial statements of Hazlett, Burt & Watson, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bodkin Wilson + Kozicki PLLC

Wheeling, West Virginia,
February 25, 2009.